EXHIBIT 99.1

e-Future Reports Record Total Revenue and Earnings for Nine Months Ended September 30, 2007

Increases Software Revenues and Service Fee Income in the First Three Quarters of 2007

by 57.6% and 65.7% Over the Same Period of 2006

BEIJING, Dec. 17 /Xinhua-PRNewswire/ — e-Future Information Technology Inc. (EFUT), a leading front supply chain management software and service company in China, today announced its financial results for the third quarter ended September 30, 2007.

The First Three Quarters of 2007 Highlights

•	Total revenues increased to US$4.7 million, up 31.4% over the same period of 2006.

•	Software revenues increased to US$3 million, up 57.6% over the same period of 2006.

•	Service fee income increased to US$0.87 million, up 65.7% over the same period of 2006.

•	Gross Profit increased to US$2.26 million, up 42% from the same period of 2006.

•	Operating Profit increased to US$15,042, up 186% from the same period of 2006.

•	Non-GAAP net income of US$587,557 or US$0.21 per fully diluted share, increased 120% year-on-year.

•

GAAP Net Loss increased to US$(388,216), largely to expenses and amortization associated with a US$10 million private placement in March 2007 as well as acquisitions in the nine months ended September 30 of 2007.

•	As of September 30, 2007, the Company had cash and cash equivalents of US$13.8 million.

Operational Results Highlights

Recent accomplishments include:

(i) We have completed the acquisition of Crownhead and its subsidiary Guangzhou Royalstone, an innovative leader in China’s supermarket market, which has significantly improved e-Future’s market share in China’s Top 100 retailers and global accounts. This transaction will help e-Future significantly improve 4Q financial performance and be accretive to e-Future’s earnings per share in 2007.

(ii) Sales contracts increased 91% over the same period of 2006. Fueled by the fast growth of China economy and rapid development of the retail industry, e-Future’s software sales continue to ride the tide of a robust market.

(iii) New market penetration in addition to maintaining our competitive position and expand market share through organic growth in the front chain market, particularly in the retail and FMCG markets, we are leveraging existing client base (over 500 retailers and over 200 distributors) into new areas such as B2B service between these retailers and their suppliers and exploring new media business based on consumer community.

“The record results for the first three quarters of 2007 demonstrate the ability of e-Future to capture the benefits of a growing market. I am very pleased with the results for the first three quarters of 2007, in particular our 57.6% increase in software licenses over the comparable period in 2006,” said Adam Yan, Chairman and CEO of e-Future. “With our robust organic growth and the synergies of our combined organization which includes the acquisition of Crownhead, we are rapidly improving our position in China’s retail industry and seeing more opportunities ahead. We look forward to a great fourth quarter as the leading software and service provider in China’s front-end supply chain market from manufacturers to consumers.”

Business Outlook

Based upon our robust organic growth, developing innovative business models and selective strategic acquisitions, the Company estimates its total revenues for year 2007 to be between US$9.3 million and US$10 million.

Results for the Nine Months Ended September 30, 2007(1)

e-Future reported total revenues of US$4.7 million for the nine months ended September 30, 2007, representing a 31.4% increase from the corresponding period in 2006.

Software sales for the nine months ended September 30 were US$3.0 million, representing a 57.6% increase from the corresponding period in 2006. The growth was driven by the increases in small and medium-sized businesses and the increased sales on providing products to global customers operating in China.

Service fee income for the nine months ended September 30 was US$0.87million, representing a 65.7% increase from the corresponding period in 2006 due to our efforts on service for installed base clients and increased additional billings after the free service period.

Cost of software as a component of cost of revenues consists of wages, materials, handling charges and other expenses associated with the development of our software. Cost of software was US$0.94 million, representing 81% increase from the corresponding period in 2006. This increase resulted directly from our effort to provide our software and services to new customers who require more new features and functions from our products which requires more labor on the implementation of these products.

Cost of service fee income as a component of cost of revenues includes salaries and related expenses of our consulting organization and an allocation of our facilities and depreciation expenses. Cost of service fee income was US$0.25 million, representing 56.9% increase from the corresponding period in 2006, mainly due to the increase in our service fee income and the increased labor necessary to fulfill our service obligations.

General and administrative expenses consist primarily of costs from our finance and human resources organizations; third party legal and other professional services fees; and an allocation of our facilities costs and depreciation expense. G & A expenses were US$1.18 million, representing a 79% increase from the nine months ended September 30 of 2006, directly resulting from increased expenses from new branches, increased headcount, and additional legal and accounting fees and public relations costs primarily related to becoming a public company.

Selling and distribution expenses consist primarily of salaries and related costs of our sales and marketing organization: costs of our marketing programs, including advertising, trade shows, and collateral sales materials; and an allocation of our facilities and depreciation expenses. Selling and distribution expenses were US$1.0 million in this period, which essentially remained flat from the corresponding period in 2006.

Research and development expenses which are expensed as incurred, consist primarily of salaries and related costs of our engineering organization; consultants; and an allocation of our facilities and depreciation expense. We believe that our success depends on continued enhancement of our current products and our ability to develop new technologically advanced products that meet the increasingly sophisticated requirements of our customers. R & D expense was US$0.03 million for the nine months ended September 30 of 2007. We are expecting more spending on the development of new software products to meet the evolving complexities of our customers’ businesses.

Operating profit was US$15,042 for the three quarters ended September 30, 2007 which was 186% larger than the operational loss generated during the same period of 2006. We diminished the operating loss caused by the seasonally weak period in first half of the year for the retail industry in China.

Non-GAAP net income excluding amortization of acquired software technology, amortization of intangibles and accretion on convertible notes was US$587,557 or US$0.21 per fully diluted share for the nine months ended September 30 of 2007, representing a 120% increase from the corresponding period in 2006.

Net Income in the nine months ended September 30 of 2007 decreased to US$(388,216) or US$(0.15) per share, as compared to a GAAP net loss of US$(9,693) or US$(0.01) per share for the first three quarters of 2006, due to expenses related to our $10 million private placement and foreign currency transaction loss. Adjusted non-GAAP earnings for the first three quarters of 2007 of US$587,557 or US$0.21 per share, which excludes amortization of acquired software technology and intangibles and accretion on convertible notes, as compared to adjusted non-GAAP earnings per share of US$253,246 or US$0.17 for the first three quarters of 2006.

As of September 30, 2007, the Company had cash and cash equivalents of US$13.8 million. Net operating cash flow and capital expenditures for the nine months ended September 30, 2007 were US$-0.11 million and $0.86 million, respectively. The increase in capital expenditure was due to the acquisitions of Tangcheng and Royalstone.

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.5108 to US$1.00, the effective noon buying rate as of September 30, 2007.

About e-Future Information Technology Inc.

e-Future is a leading software and service provider in China’s front-end supply chain market from manufacturers to consumers, especially in retail and the Fast Moving Consumer Goods (“FMCG”) market for manufacturers, distributors, wholesalers, logistics companies and retailers. e-Future’s clients are centered in the retail, automotive, general household appliance and consumer goods industries.

e-Future now serves more than 800 clients, including over 500 retailers and over 200 distributors and Fortune 500 companies that do business in China including Procter & Gamble, Johnson & Johnson, Kimberly-Clark, the Chang’an Motors and Ford Motors joint venture, B&Q-Kingfisher China, GUCCI China, Aeon- JUSCO China, PARKSON China, SOGO China and Mickey’s Space stores (Disney franchises). Leading local companies include Belle, Lianhua, Suning, Wuhan Zhongbai, Wushang Group, Bubugao, Yonghui and China Duty-Free Stores.

Moreover, e-Future is also one of IBM’s premier business partners in Asia Pacific as well as the partner of SAP, Oracle, Microsoft, JDA and Motorola. e-Future has 19 branch offices in 31 provinces in China with over 600 employees including 250 consultants and service professionals and 270 programmers for software research and development and customization.

FORWARD-LOOKING STATEMENTS

This announcement contains statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. We caution investors that any forward-looking statements presented in this report, or which management may make orally or in writing from time to time, are based on beliefs and assumptions made by, and information currently available to, management. When used, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “result,” “should,” “will” and similar expressions which do not relate solely to historical matters are intended to identify forward-looking statements. Such statements are subject to risks, uncertainties and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected by the forward-looking statements. We caution you that while forward-looking statements reflect our good-faith beliefs when we make them, they are not guarantees of future performance and are affected by actual events when they occur after we make such statements. Accordingly, investors should use caution in relying on forward-looking statements, which are based on results and trends at the time they are made, to anticipate future results or trends.

Some of the risks and uncertainties that may cause e-Future’s actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

•	general risks affecting the Chinese retail industry;

•	failure to effectively manage our growth and expansion or to integrate acquisitions and developments successfully;

•	risks and uncertainties affecting software development;

•	risks associated with downturns in the Chinese national and local economies;

•	risks associated with our dependence on key personnel whose continued service is not guaranteed; and

•	the other risk factors identified in our most recently filed Annual Report on Form 20-F, including those described under the caption “Risk Factors.”

The risks set forth above are not exhaustive. Other sections of this report may include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can it assess the impact of all risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Investors should also refer to our most recent Annual Report on Form 20-F for future periods and reports on Form 6-K as we file them with the Securities and Exchange Commission, and to other materials we may furnish to the public from time to time through Forms 6-K or otherwise, for a discussion of risks and uncertainties that may cause actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements. We expressly disclaim any responsibility to update any forward- looking statements to reflect changes in underlying assumptions or factors, new information, future events, or otherwise, and you should not rely upon these forward-looking statements after the date of this report.

Use of Non-GAAP Financial Information

e-Future uses non-GAAP measures of performance, including adjusted operating income, EBITDA (earnings before interest, taxes, depreciation and amortization) and earnings per share, in its public statements. Management uses, and chooses to disclose, these non-GAAP financial measures because it believes that (i) such measures provide an additional analytical tool to clarify e-Future’s results from operations and help e-Future to identify underlying trends in its results of operations; (ii) e-Future uses non-GAAP earnings measures, including EBITDA, as a measure of profitability because such measures help e-Future compare its performance on a consistent basis across time periods; and (iii) these non-GAAP measures are employed by e- Future’s management in its own evaluation of performance and are utilized in financial and operational decision making processes, such as budget planning and forecasting.

Set forth below are additional reasons why specific items are excluded from the Company’s non-GAAP financial measures:

•

Amortization charges for acquired technology are excluded because they result from prior acquisitions, rather than ongoing operations, and absent additional acquisitions, are expected to decline over time.

•

e-Future excludes depreciation and amortization of intangibles because they are non-cash expenses, and while tangible and intangible assets support its business, it does not believe the related depreciation and amortization costs are directly attributable to the operating performance of its business.

•

Adjustments to accretion on convertible notes and record a change in the fair value of a related conversion feature are non-routine transactions, not directly related to e-Future’s core business of selling software and related services and hardware.

Material Limitations (and Compensation thereof) Associated with the Use of Non-GAAP Financial Measures

Non-GAAP financial measures have limitations as an analytical tool and should not be considered in isolation or as a substitute for e-Future’s GAAP results. In the future, e-Future expects to continue reporting non-GAAP financial measures excluding items described above and e-Future expects to continue to incur expenses similar to the non-GAAP adjustments described above. Accordingly, exclusion of these and other similar items in its non-GAAP presentation should not be construed as an inference that these costs are unusual, infrequent or non-recurring.

e-Future compensates for these limitations by relying primarily on its GAAP results and using non-GAAP financial measures only supplementally. e- Future also provides reconciliations of each non-GAAP financial measure to its most directly comparable GAAP measure, and it encourages investors to carefully review those reconciliations.

[Remainder of Page Left Intentionally Blank – Financial Information Follows]

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31, 2006	September 30, 2007	September 30, 2007
			(Historical)	(Pro Forma)
	Audited	Unaudited	Unaudited	Unaudited
ASSETS
Current assets
Cash and cash equivalents	¥61,464,737	¥104,265,256	$13,882,044	$12,430,269
Trade receivables, less allowance for doubtful accounts of ¥2,109,910 and ¥3,250,871 respectively	4,452,959	8,693,018	1,157,402	1,157,402
Refundable value added tax	2,470,941	2,753,271	366,575	366,575
Deposits	44,943	264,354	35,197	35,197
Advances to employees	1,198,601	3,151,731	419,627	419,627
Advances to suppliers	443,030	443,030	58,986	58,986
Other receivables	171,120	3,319,838	442,009	442,009
Prepaid expenses	534,755	417,330	55,564	55,564
Inventory	4,121,136	12,131,061	1,615,149	1,615,149

Total current assets	74,902,222	135,438,889	18,032,553	16,580,778

Non-current assets
Long-term investments	—	4,588,972	610,983	610,983
Deferred loan costs, net of ¥1,237,142 of amortization	—	10,279,573	1,368,639	1,368,639
Property and equipment, net of accumulated depreciation of ¥4,690,856 and ¥5,027,890, respectively	1,014,581	2,029,619	270,227	270,227
Intangible assets, net of accumulated amortization of ¥8,678,751 and ¥12,743,682, respectively	7,108,244	51,841,715	6,902,289	6,902,289
Goodwill	—	44,143,912	5,877,392	5,877,392

Total non-current assets	8,122,825	112,883,791	15,029,530	15,029,530

Total assets	¥83,025,047	¥248,322,680	$33,062,083	$31,610,308

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	¥1,230,782	¥2,692,733	$358,516	$358,516
Accrued expenses	3,941,618	4,986,869	663,960	663,960
Taxes payable	5,182,615	5,168,172	688,099	688,099
Advances from customers	8,121,043	17,138,346	2,281,827	2,281,827
Royalstone acquisition obligation, current portion	—	62,611,099	8,336,142	8,336,142
Make-whole obligation, current portion	—	1,995,762	265,719	132,859
Convertible note payable, current portion	—	7,004,384	932,575	466,287

Total current liabilities	18,476,058	101,597,365	13,526,838	12,927,690

Long-term liabilities
Royalstone acquisition obligation, net of current portion	—	6,416,970	854,366	854,366
Make-whole obligation, net of current portion	—	19,812,221	2,637,831	1,318,916
12% ¥75,108,000 ( $10,000,000) convertible note payable, net of ¥53,379,624 unamortized discount based on an imputed interest rate of 28.9%, net of current portion	—	14,723,992	1,960,376	980,188
Deferred income taxes	—	5,282,076	703,264	703,264

Total long-term liabilities	—	46,235,259	6,155,837	3,856,734

Shareholders’ equity
Ordinary shares, $0.0756 U.S. dollars (¥ 0.6257) par value; 6,613,756 shares authorized; 2,633,500 shares and 2,633,500 shares outstanding (2,833,580 shares pro forma), respectively	1,647,781	1,647,781	219,388	234,514
Additional paid-in capital	77,726,236	116,092,037	15,456,681	20,441,555
Statutory reserves	3,084,020	3,084,020	410,611	410,611
Accumulated foreign currency translation adjustment	(491,079)	—	—	—
Accumulated deficit	(17,417,969)	(20,333,782)	(2,707,272)	(6,260,796)

Total shareholders’ equity	64,548,989	100,490,056	13,379,408	14,825,884

Total liabilities and shareholders’ equity	¥83,025,047	¥248,322,680	$33,062,083	$31,610,308

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007

	Chinese Yuan (Renminbi)		U.S. Dollars
	September 30,		September 30, 2007
	2006	2007	(Historical)	(Pro Forma)
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues
Software sales	¥14,374,457	¥22,657,547	$3,016,662	$3,016,662
Hardware sales	8,757,746	6,381,792	849,683	849,683
Service fee income	3,936,185	6,521,734	868,314	868,314

Total Revenues	27,068,387	35,561,073	4,734,659	4,734,659

Cost of revenues
Cost of software	3,898,742	7,049,427	938,572	938,572
Cost of hardware	7,874,452	5,406,305	719,804	719,804
Cost of service fee income	1,214,875	1,906,683	253,859	253,859
Amortization of acquired technology	—	2,229,127	296,790	296,790
Amortization of software costs	2,078,163	1,986,882	264,537	264,537

Total Cost of Revenue	15,066,231	18,578,424	2,473,562	2,473,562

Gross Profit	12,002,156	16,982,648	2,261,097	2,261,097

Expenses
Research and development	—	242,764	32,322	32,322
General and administrative	4,948,093	8,857,730	1,179,332	1,179,332
Selling and distribution expenses	7,185,396	7,769,176	1,034,401	1,034,401

Total Expenses	12,133,489	16,869,670	2,246,055	2,246,055

Profit (Loss) from operations	(131,333)	112,978	15,042	15,042

Interest income	29,537	2,768,835	368,647	368,647
Interest expense	25,188	(1,286,226)	(171,250)	(3,724,774)
Amortization of discount on notes payable	—	(3,112,821)	(414,446)	(414,446)
Amortization of loan costs	—	(1,237,142)	(164,715)	(164,715)
Profit (Loss) on investments	—	140,147	18,659	18,659
Foreign currency transaction losses		(301,585)	(40,153)	(40,153)

Net loss	¥(76,609)	¥(2,915,814)	$(388,216)	$(3,941,740)

Earnings per ordinary share
Basic	¥(0.05)	¥(1.11)	$(0.15)	$(1.50)

Diluted	¥(0.05)	¥(1.11)	$(0.15)	$(1.50)

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007

	Chinese Yuan (Renminbi)		U.S. Dollars
	September 30,	September 30,	September 30,
	2006	2007	2007
	Unaudited	Unaudited	Unaudited
Cash flows from operating activities:
Net income (loss)	¥(76,609)	¥(2,915,813)	$(388,216)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	294,818	337,034	44,873
Amortization of intangible assets	2,078,163	4,216,008	561,326
Amortization of discount on notes payable	—	3,112,821	414,446
Amortization of deferred loan costs	—	1,237,142	164,715
Change in assets and liabilities:
Accounts receivable	1,865,282	(4,240,059)	(564,528)
Refundable value added tax	1,151,601	(282,330)	(37,590)
Deposits	314,429	(219,411)	(29,213)
Advances to employees	313,079	(1,953,130)	(260,043)
Advances to suppliers	(157,690)	—	—
Other receivables	(8,431)	(3,148,718)	(419,225)
Prepaid expenses	160,265	117,425	15,634
Inventories	(4,350,198)	(8,009,925)	(1,066,454)
Trade payables	(1,117,145)	1,461,951	194,647
Accrued expenses	(1,129,487)	1,045,251	139,166
Taxes payable	(173,557)	(14,443)	(1,923)
Advances from customers	2,453,876	9,017,303	1,200,578
Decrease in accrued make-whole obligations	—	(610,931)	(81,340)

Net cash provided by operating activities	1,618,396	(849,825)	(113,147)

Cash flows from investing activities:
Purchases of property and equipment	(337,184)	(2,346,296)	(312,390)
Payments for software	(2,449,318)	(4,109,748)	(547,179)
Long-term investments	—	(4,588,972)	(610,983)
Payment to purchase net assets of Royalstone	—	(9,981,954)	(1,329,013)
Loan to Guarantor	800,000	—	—

Net cash used in investing activities	(1,986,502)	(21,026,970)	(2,799,565)

Cash flows from financing activities:
Issuance of ordinary shares for cash, net of offering costs paid	(250,024)	—	—
Proceeds from issuance of convertibe notes payable, net of loan costs paid	—	67,025,162	8,923,838
Repayment of short term loan	(2,800,000)	—	—

Net cash provided by (used in) financing activities	(3,050,024)	67,025,162	8,923,838

Effect of exchange rate changes on cash	—	(2,347,848)	(312,596)
Net increase in cash	(3,418,130)	42,800,519	5,698,530
Cash and cash equivalents at beginning of period	8,834,817	61,464,737	8,183,514

Cash and cash equivalents at end of period	¥5,416,687	¥104,265,256	$13,882,044

Supplemental cash flow information
Interest paid	¥66,593	¥1,286,226	$171,250

E-FUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARY

NON-GAAP MEASURES OF PERFORMANCE

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007

	Chinese Yuan (Renminbi)			U.S. Dollars
	September 30,			September 30,
	2006	2007		2007
	Unaudited	Unaudited		Unaudited
NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA
Operating income (loss) (GAAP Basis)		(131,333)	¥112,978	$15,042
Adjustments for non-GAAP measures of performance:
Add back amortization of acquired software technology		—	2,229,127	296,790
Add back amortization of intangibles		2,078,163	1,986,882	264,537

Adjusted non-GAAP operating income		1,946,830	4,328,987	576,368

Add back depreciation		294,818	337,034	44,873

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)		¥2,241,649	¥4,666,021	$621,241

NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA, as a percentage of revenue
Operating income (loss) (GAAP BASIS)%		(0.5)%	0.3%	0.3

Adjustments for non-GAAP measures of performance:
Amortization of acquired software technology	%	—%	6.3%	6.3
Amortization of intangibles	%	7.7%	5.6%	5.6

Adjusted non-GAAP operating income	%	7.2%	12.2%	12.2

Depreciation	%	1.1%	0.9%	0.9

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)%		8.3%	13.1%	13.1

NON-GAAP EARNINGS PER SHARE
Net Income(Loss)		¥(76,609)	¥(2,915,814)	$(388,216)
Amortization of acquired software technology		—	2,229,127	296,790
Amortization of intangibles		2,078,163	1,986,882	264,537
Accretion on convertible notes		—	3,112,821	414,446

Adjusted Net income		2,001,553	4,413,016	587,557

Adjusted non-GAAP diluted earnings per share		¥1.33	¥1.60	$0.21

Shares used to compute non-GAAP diluted earnings per share		1,500,000	2,762,094	2,762,094